U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 1998
                                               -----------------










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended December 31, 1998
                                               -----------------



                                Table of Contents
                                -----------------

  Item
   No.                                Title                        Page
--------      ---------------------------------------------     -------

    1         Organization Chart                                    1

    2         Issuances and Renewals of Securities and
              Capital Contributions                                 3

    3         Associate Transactions                                4

    4         Summary of Aggregate Investment                       7

    5         Other Investments                                     8

    6         Financial Statements and Exhibits:

                  A - Financial Statements                          9

                  B - Exhibits                                     10

                  C - Certificate of GPU, Inc.                     11

              Signature                                            12


  Note:    All  dollar  amounts  shown in this  Form  U-9C-3  are  expressed  in
  ----     thousands   except  for  the  amounts   presented  in  the  financial
           statements (Exhibit A), which are expressed in whole dollars.


                           ITEM 1 - ORGANIZATION CHART

                                                   Energy (ERC)
                                                   or Gas (GRC)     Date of      State of   Percentage of Voting   Nature of
            Name of Reporting Company            Related Company Organization  Organization  Securities Held **    Business
---------------------------------------          --------------- ------------- ------------ -------------------   -------------
GPU, Inc. (a)
---------
GPU Advanced Resources, Inc.                           ERC         09/13/96     Delaware           100.0%            (b)

GPU International, Inc. (a)
----------------------
Elmwood Energy Corporation                             ERC         02/13/87     New Jersey         100.0           (c),(d)
  Prime Energy Limited Partnership                     ERC         05/08/86     New Jersey          50.0             (d)
Camchino Energy Corporation                            ERC         04/26/89     Delaware           100.0           (c),(d)
  OLS Power Limited Partnership                        ERC         08/02/89     Delaware             1.0             (c)
    OLS Acquisition Corporation                        ERC         05/03/89     Delaware           100.0             (c)
      OLS Energy - Chino                               ERC         08/08/84     California         100.0             (d)
      OLS Energy - Camarillo                           ERC         08/08/84     California         100.0             (d)
      OLS Energy - Berkeley                            ERC         09/05/85     California         100.0              *
Geddes II Corporation                                  ERC         06/24/98     Delaware           100.0           (c),(d)
  Geddes Cogeneration Corporation                      ERC         03/23/89     New York           100.0           (c),(d)
    Onondaga Cogeneration Limited Partnership          ERC         06/08/88     New York           100.0             (d)
EI Selkirk, Inc.                                       ERC         10/31/94     Delaware           100.0             (c)
 Selkirk Cogeneration Partners Limited Partnership     ERC         06/06/90     Delaware            19.2             (d)
NCP Energy, Inc.                                       ERC         11/21/89     California         100.0           (c),(d)
  Syracuse Orange Partners L.P.                        ERC         04/02/91     Delaware             4.9             (c)
    Project Orange Associates L.P.                     ERC         05/12/88     Delaware             4.4             (d)
NCP Gem, Inc.                                          ERC         05/23/91     Delaware           100.0             (c)
NCP New York, Inc.                                     ERC         07/09/93     Delaware           100.0              *
NCP Brooklyn Power, Inc.                               ERC         07/09/93     Delaware           100.0              *
NCP Lake Power, Inc.                                   ERC         05/23/91     Delaware           100.0           (c),(d)
  Lake Investment, L.P.                                ERC         05/23/91     Delaware           100.0             (c)
    Lake Cogen, Ltd.                                   ERC         03/13/91     Florida             49.9             (d)
    New Lake Corporation                               ERC         01/02/97     Florida                - (g)         (c)
GPUI Lake Holdings, Inc.                               ERC         12/24/96     Delaware           100.0              *
NCP Pasco, Inc.                                        ERC         05/23/91     Delaware           100.0             (c)
NCP Dade Power, Inc.                                   ERC         05/23/91     Delaware           100.0           (c),(d)
  Dade Investment, L.P.                                ERC         05/23/91     Delaware           100.0             (c)
    Pasco Cogen, Ltd.                                  ERC         03/13/91     Florida             49.9             (d)
NCP Houston Power, Inc.                                ERC         12/02/93     Delaware           100.0           (c),(d)
NCP Perry, Inc.                                        ERC         12/02/93     Delaware           100.0             (c)
  Mid-Georgia Cogen, L.P.                              ERC         12/03/93     Delaware            50.0             (d)
EI Services, Inc.                                      ERC         10/07/93     Delaware           100.0             (d)
NCP Ada Power, Inc.                                    ERC         07/31/93     California         100.0              *
Umatilla Groves, Inc.                                  ERC         06/17/92     Delaware           100.0              *
NCP Commerce Power, Inc.                               ERC         08/31/93     California         100.0              *
Armstrong Energy Corporation                           ERC         07/14/88     New Jersey         100.0              *
  AEC/REF Fuel, Limited Partnership                    ERC         12/22/89     Pennsylvania       100.0              *
EI Fuels Corporation                                   ERC         08/09/90     Delaware           100.0             (e)
GPU Solar, Inc.                                        ERC         07/09/97     New Jersey          50.0             (f)
GPUI Holdings, Inc.                                    ERC         03/03/97     Delaware           100.0              *

                                        1


 *    Inactive.
** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc. (GPUI), as applicable.
(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e)   This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI sold to New Lake Corporation an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd. in consideration of a $10 million promissory note issued to GPUI. New Lake Corporation subsequently exercised that option. New Lake Corporation is not an affiliate of GPUI.



            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------



GPU Advanced Resources, Inc. - In the fourth quarter of 1998, GPU, Inc. made additional capital contributions to GPU Advanced Resources (GPU AR) totaling $2.2 million.



                                 ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS



                             Type of    Principal                         Company to    Collateral     Consideration
                            Security    Amount of   Issue or  Cost of    whom Security  Given with        Received
Company Issuing Security    Issued      Security    Renewal   Capital     was Issued     Security     for Each Security
------------------------    ------      --------    -------   -------     ----------     --------     -----------------

None






                               Company Contributing            Company Receiving         Amount of Capital
                                     Capital                         Capital                Contribution
                               --------------------        ---------------------------   ------------------
                          GPU, Inc                         GPU Advanced Resources, Inc.        $2,200




Note: The information provided in Item 2 presents the activities of the ---- reporting period only.







                                        3


                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                                                               Total
     Reporting Company                        Associate Company                                                Amount
    Rendering Services                       Receiving Services                Types of Services Rendered      Billed
---------------------------      -------------------------------------       -------------------------------   --------

EI Services, Inc.                Mid-Georgia Cogen, L.P.                    Operations management              $xxx (1)

NCP Houston Power, Inc.          Mid-Georgia Cogen, L.P.                    Accounting and administration       xxx (1)

EI Fuels Corporation             Mid-Georgia Cogen, L.P.                    Fuel supplies and management        xxx (1)
                                                                            services


NCP Lake Power, Inc.             Lake Cogen, Ltd.                           Accounting, administration and      xxx (1)
                                                                            operations and maintenance (O&M)
                                                                            management

NCP Dade Power, Inc.             Pasco Cogen, Ltd.                          Administration and O&M management   xxx (1)

Geddes Cogeneration Corporation  Onondaga Cogeneration Limited Partnership  Accounting, administration and      xxx (1)
                                                                            O&M management

Camchino Energy Corporation      OLS Energy - Chino                         Accounting, administration and      xxx (1)
                                                                            O&M management

Camchino Energy Corporation      OLS Energy - Camarillo                     Accounting, administration and      xxx (1)
                                                                            O&M management

Elmwood Energy Corporation       Prime Energy Limited Partnership           Accounting and administration       xxx (1)



Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

       (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.

                                        4



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                    Total
     Associate Company              Reporting Company                                               Amount
    Rendering Services             Receiving Services              Types of Services Rendered       Billed
-----------------------     --------------------------------   ---------------------------------    ---------
GPU International, Inc.     Prime Energy Limited Partnership   O&M management                      $xxx

GPU International, Inc.     EI Services, Inc.                  Operations management for            xxx (1)
                                                               Mid-Georgia Cogen, L.P.

GPU International, Inc.     NCP Houston Power, Inc.            Accounting and administration for    xxx (1)
                                                               Mid-Georgia Cogen, L.P.

GPU International, Inc.     NCP Lake Power, Inc.               Accounting, administration and O&M   xxx (1)
                                                               management for Lake Cogen, Ltd.

GPU International, Inc.     NCP Dade Power, Inc.               Administration and O&M management    xxx (1)
                                                               for Pasco Cogen, Ltd.

GPU International, Inc.     Geddes Cogeneration Corporation    Accounting and administration for    xxx (1)
                                                               Onondaga Cogeneration Limited
                                                               Partnership

GPU International, Inc.     Camchino Energy Corporation        Accounting and administration for    xxx (1)
                                                               OLS Power Limited Partnership

GPU International, Inc.     Camchino Energy Corporation        Accounting, administration and O&M   xxx (1)
                                                               management for OLS Energy - Chino

GPU International, Inc.     Camchino Energy Corporation        Accounting, administration and O&M   xxx (1)
                                                               management for OLS Energy -
                                                               Camarillo

GPU International, Inc.     Elmwood Energy Corporation         Accounting and administration for    xxx (1)
                                                               Prime Energy Limited Partnership




                                        5



                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)

                                                                                                                   Total
     Associate Company                       Reporting Company                                                     Amount
    Rendering Services                      Receiving Services                  Types of Services Rendered         Billed
-----------------------   ---------------------------------------           ----------------------------------    -------
GPU International, Inc.         NCP Energy, Inc.                            Accounting and administration for      $xxx (1)
                                                                            Syracuse Orange Partners L.P. and
                                                                            Project Orange Associates L.P.

GPU International, Inc.         GPU Solar, Inc.                             Management, marketing and technical     xxx (1)
                                                                            expertise for GPU Solar, Inc.

GPU International, Inc.         GPU Advanced Resources, Inc.                Certain general and administrative      xxx (1)
                                                                            services for GPU Advanced Resources,
                                                                            Inc.

Metropolitan Edison Company     GPU Advanced Resources, Inc.                Certain general and administrative      xxx (2)
                                                                            services for GPU Advanced Resources,
                                                                            Inc.

GPU Service, Inc.               GPU Advanced Resources, Inc.                Legal and certain general and          xxx (3)
                                                                            administrative services for
                                                                            GPU Advanced Resources, Inc.

Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

      (1) The amounts shown include overhead charges applied, at a rate of 143%, to employee salaries billed for services rendered. No capital costs were charged.

      (2) The amounts shown include overhead charges applied, at a rate of 60%, to employee salaries billed for services rendered. No capital costs were charged.

      (3) The amounts shown include overhead charges applied, at a rate of 53.6%, to employee salaries billed for services rendered. No capital costs were charged.


                                        6




                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  December 31, 1998                      $8,699,206                  Line 1
                                                   -----------------------
      Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                    1,304,881                  Line 2
      Greater of $50 million or line 2                                                                   $1,304,881    Line 3

      Total current aggregate investment:
      (categorized by major line of energy-related business)
         Ownership and operation of qualifying facilities (Category VIII)                      35,784
         Energy services and retail energy sales (Category V)                                   7,000
         Fuel management services (Category IX)                                                   -
         Operations and maintenance services (Category VII)                                       -
         Development and commercialization of photovoltaics (Category II)                         150
                                                                                            ---------

              Total current aggregate investment                                                             42,934    Line 4
                                                                                                          ---------

      Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
           system (line 3 less line 4)                                                                   $1,261,947    Line 5
                                                                                                          =========




Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

         The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.




                                        7


                           ITEM 5 - OTHER INVESTMENTS


                                       Aggregate Investment as of    Change in Investments       Reason for Change
Major Line of Energy-Related Business        September 30, 1998      During Reporting Period       in Investments
-------------------------------------  ---------------------------  -----------------------   ----------------------


Ownership and operation of qualifying
    facilities (Category VIII)                 $164,916 *                  $   -             No change.

Energy services and retail energy
  sales (Category V)                              4,800                      2,200          In the fourth quarter of 1998,
                                                                                            GPU, Inc. made additional
                                                                                            capital contributions to GPU AR
                                                                                            totaling $2.2 million.

Fuel management services (Category IX)               **                         -           No change.

Operations and maintenance
  services (Category VII)                            **                         -           No change.

Development and commercialization of
  photovoltaics (Category II)                       150                         -           No change.



* The caption "Aggregate Investment as of September 30, 1998" includes $129,132 that was invested or Committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.


** The amounts invested in such energy-related companies, which are immaterial, have subsequently been reinvested, and are included in "Ownership and operation of qualifying facilities (Category VIII)."


                                        8


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS



A.  Financial Statements
    --------------------
  A-1 Financial statements of GPU Advanced Resources, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-2 Financial statements of Elmwood Energy Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

  A-3 Financial statements of Camchino Energy Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

   A-4 Financial statements of Prime Energy Limited Partnership - not required for the last quarterly period of the registered holding company's fiscal year.

  A-5 Financial statements of Geddes Cogeneration Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

   A-6 Financial statements of Onondaga Cogeneration Limited Partnership - not required for the last quarterly period of the registered holding company's fiscal year.

  A-7 Financial statements of NCP Energy, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-8 Financial statements of NCP Lake Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

  A-9 Financial statements of NCP Dade Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

 A-10 Financial statements of NCP Houston Power, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.

 A-11 Financial statements of Mid-Georgia Cogen, L.P. - not required for the last quarterly period of the registered holding company's fiscal year.

 A-12 Financial statements of EI Services, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.


A-13 Financial statements of GPU Solar, Inc. - not required for the last quarterly period of the registered holding company's fiscal year.


A-14 Financial statements of EI Fuels Corporation - not required for the last quarterly period of the registered holding company's fiscal year.

Exhibits

B.  Contracts Required by Item 3
    ----------------------------

   B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-10 Contract between GPU International, Inc. and Prime Energy Limited Partnership to provide O&M management services incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B.  Contracts Required by Item 3
    ----------------------------


   B-11 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-12 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

   B-13 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-13 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1997.


   B-14 Contract between EI Fuels Corporation and Mid-Georgia Cogen, L.P. to provide fuel supplies and management services incorporated by reference to Exhibit B-14 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1998.



 Note:    Services  rendered by GPU  International,  Inc. to EI Services,  Inc.,
----- NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Camchino Energy Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.


C.      Certificate of GPU, Inc.
        ------------------------

                                    SIGNATURE


      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                    GPU, INC.


March 23, 1999
                                    By /s/ P. E. Maricondo
                                       ---------------------------------------
                                       P. E. Maricondo, Vice President,
                                       Comptroller and Chief Accounting Officer